RESTATED CERTIFICATE OF INCORPORATION
OF
UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION
Pursuant to Section 245 of the Delaware General Corporation Law

Universal Business Payment Solutions Acquisition Corporation, a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1.      The name of the Corporation is “Universal Business Payment Solutions Acquisition Corporation.”

2.      The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 12, 2010.

3.      This Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the Corporation.

4.      This Restated Certificate of Incorporation was duly adopted by joint written consent of the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware (“GCL”).

5.      The text of the Certificate of Incorporation of the Corporation is hereby restated in its entirety to read as follows:

Article 1

1.1          The name of the corporation is Universal Business Payment Solutions Acquisition Corporation (hereinafter referred to as the “Corporation”).

Article 2

2.1          The registered office of the Corporation is to be located at c/o The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.  The name of its registered agent at that address is The Corporation Trust Company.

Article 3

3.1          Subject to Article 6, the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

Article 4

4.1          The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000 of which 100,000,000 shares shall be Common Stock of the par value of $0.001 per share (the “Common Stock”) and 1,000,000 shares shall be Preferred Stock of the par value of $0.001 per share (the “Preferred Stock”).

4.2           Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

4.3           Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Article 5

5.1           The Corporation shall have perpetual existence.

Article 6

6.1           Sections 6.2 through 6.8 shall apply during the period commencing upon the filing of this Restated Certificate of Incorporation and terminating upon the consummation of any Business Combination, and may not be amended except in connection with a Business Combination.

“Business Combination” shall mean the acquisition by the Corporation of one or more operating businesses, whether through a merger, share exchange, stock purchase, asset acquisition, plan of arrangement, recapitalization, reorganization or other similar business combination.

“Initial Shares” shall mean the 3,450,000 shares purchased by certain insiders prior to the IPO.

“IPO” shall mean the Corporation’s initial public offering.

“IPO Shares” shall mean the shares of Common Stock issued as part of the units sold in the IPO.

“Trust Account” shall mean the trust account established by the Corporation at Morgan Stanley, with Continental Stock Transfer & Trust Company acting as trustee, at the consummation of the IPO and into which a certain amount of the net proceeds of the IPO and a private placement of warrants to purchase shares of Common Stock, which will occur concurrently with the IPO, will be deposited.

6.2           Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL.  In the event that a majority of the then outstanding IPO Shares present and entitled to vote at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 93.1% or more of the IPO Shares are redeemed in connection with the Business Combination or sold to the Corporation for cancellation under the Corporation’s share repurchase program.

6.3           In the event that a Business Combination is approved in accordance with the above Section 6.2 and is consummated by the Corporation, any stockholder of the Corporation holding IPO Shares may demand that the Corporation redeem his, her or its IPO Shares for cash.  If so demanded, the Corporation shall, promptly after consummation of the Business Combination, redeem such IPO Shares at a per share conversion price equal to their pro rata share of the aggregate amount then on deposit in the trust account, plus any interest earned on such stockholder’s portion of the trust account but less any interest that has been released to the Corporation to fund its working capital requirements and pay any of its tax obligations, in each case as described in Section 6.7, calculated as of two business days prior to the consummation of the Business Combination.  Notwithstanding the foregoing, any holder of IPO Shares, together with his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other “group” (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) for the purpose of acquiring, holding or disposing of the Corporation’s securities, shall be restricted from seeking redemption rights with respect to more than an aggregate 10% of the IPO Shares sold in the IPO.

6.4           In the event that the Corporation does not consummate an initial Business Combination by        , 2012  [18 months from the date of the prospectus] or     , 2012, [21 months from the date of the prospectus] if the Corporation has not executed a letter of intent, memorandum of understanding or definitive agreement for a Business Combination within 18 months of       , 2011 [date of prospectus] the officers of the Corporation shall take all such action necessary to liquidate the Trust Account and cause to be distributed to the holders of the IPO Shares, on a pro rata basis, the amount in the Trust Account, including any accrued interest then remaining in the Trust Account. In the event the Trust Account is so dissolved, only the holders of record of IPO Shares as of such liquidation shall receive pro rata liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

6.5           A holder of IPO Shares shall be entitled to receive distributions from the Trust Account only in the event of a liquidation of the Trust Account or in the event he, she or it demands redemption of his, her or its shares in accordance with Section 6.3 above.  Except as may be required by applicable law, in no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account.

6.6           Unless and until the Corporation has consummated an initial Business Combination as permitted under this Article 6, the Corporation may not consummate any other business combination, whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination or transaction or otherwise. The Corporation will not enter into an initial Business Combination with any entity that has been affiliated since _______ , 2006 [five years prior to date of prospectus] with any of our officers, directors or holders of the Initial Shares unless the Corporation obtains an opinion from an independent investment banking firm reasonably acceptable to EarlyBirdCapital, Inc., that the Business Combination is fair to its unaffiliated stockholders from a financial point of view.

6.7           The Corporation shall not, and no employee of the Corporation shall, disburse or cause to be disbursed any of the proceeds held in the Trust Account except (i) for any amounts that the Corporation may need to pay its income or other tax obligations, (ii) for the release of interest income earned on the proceeds held in the Trust Account to the Corporation to fund the Corporation’s working capital requirements, (iii) in connection with an initial Business Combination or thereafter, (iv) for any amounts necessary to purchase up to 50% of the IPO Shares in accordance with a 10b5-1 plan or (v) as otherwise set forth herein.

6.8           The number of directors on the Board of Directors shall be fixed at 6.

Article 7

7.1           Election of directors to the Board of Directors need not be by ballot unless the bylaws of the Corporation so provide.

7.2           The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation, subject to the power of the stockholders to alter or repeal any bylaw whether adopted by them or otherwise.

7.3           The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy), unless a higher vote is required by applicable law, shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

7.4           In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Restated Certificate of Incorporation, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

Article 8

8.1           A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit.  If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended.  Any repeal or modification of this Section 8.1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

8.2           The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto.  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

Article 10

10.1         Subject to the provisions set forth in Article 6, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed by Bipin C. Shah, its Chief Executive Officer, as of  •, 2011

Bipin C. Shah, Chief Executive Officer